Exhibit 19.1

HCW BIOLOGICS INC. INSIDER TRADING POLICY

(Adopted and approved on June 10, 2021 and as amended through March 28, 2023)

1. Purpose

The following sets forth the policy of HCW Biologics Inc. (the “Company”) with respect to transactions in the Company’s securities (e.g., common stock), as well as the securities of publicly-traded companies with which the Company has a business relationship, for the purpose of promoting compliance with applicable securities laws by its directors, officers, employees, advisors and contractors.

This policy should be read in conjunction with the Company’s 10b5-1 Plan Guidelines, which contains the details of the procedures and guidelines for obtaining permission for transactions in the Company’s securities by Covered Persons (as defined below).

Federal and state securities laws prohibit the purchase or sale of a company’s securities by anyone who is aware of material information about that company that is not generally known or available to the public. These laws also prohibit anyone who is aware of material non-public information (“MNPI”) from disclosing this information to others who may trade. Companies and their controlling persons may also be subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

The penalties for insider trading include civil fines of up to three (3) times the profit gained or loss avoided, and criminal fines of up to $5 million and up to twenty years in jail for each violation. The Securities and Exchange Commission (“SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.

2. Covered Persons

As a director, executive officer, employee, advisor or contractor of the Company (each, a “Covered Person”), this policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in the Company’s securities); it also covers venture capital firms and other entities (such as partnerships, trusts and corporations) that are affiliated or associated with you or such persons, to the extent that you or they influence, direct or control transaction by those entities. You are responsible for making sure that any transaction in securities covered by this policy by you or any of these people or entities complies with this policy.

An affiliate of a person subject to this policy is someone who directly or indirectly controls or is controlled by, or is under common control with such person. An associate of a person subject to this policy is (i) a corporation or organization (other than the Company or a majority owned subsidiary of the Company) of which such person is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities or (ii) any trust in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity.

Each individual is responsible for the consequences of his or her actions. You are responsible for understanding and complying with this policy. Employees of the Company who violate this policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity plans or termination of employment for cause.

The portions of this policy relating to trading while in possession of MNPI and the use or disclosure of that information continue to apply to transactions in the Company’s securities even after termination of employment or association with the Company. If you are aware of MNPI about the Company when your employment or other business relationship with the Company ends, you may not trade in the Company’s securities or disclose the MNPI to anyone else until that information is made public or becomes no longer material.

3. Definition of Material Non-Public Information

For purposes of this policy, “material non-public information” or “MNPI” is any material information about a company that has not yet become publicly available.

Information is “material” if a reasonable investor would likely consider it important in making a decision to buy, hold or sell securities. Any information that could reasonably be expected to affect the price of the security is material. The information may be positive or negative. Financial information is frequently material, even if it covers only part of a fiscal period or less than all of the company’s operations, since either of these might convey enough information about the company’s consolidated results of operations to be considered material information. Other common examples of information that may be material include:

information regarding financial information;

financial forecasts of any kind, including earnings/loss estimates, changes in previously announced earnings/loss estimates or estimates of expenses;

significant changes in manufacturing and production capacity;

significant business trends and metrics;

significant proposed mergers, acquisitions, investments or divestitures;

significant transactions for out-licensing, co-development partnerships or other similar transaction that may involve upfront payments and ongoing milestones and royalties;

significant developments in discoveries, inventions, products or services;

clinical data, adverse reactions or other health issues with our products or other issues that adversely affect the Company’s brand and reputation;

gain or loss of substantial customers, including licensees or co-development partners;

execution or termination of significant contracts;

capital requirements, financings or restructurings;

significant unusual gains or losses;

changes in business strategies;

developments in significant litigation or government investigations;

significant disruption in, or breach in security of information technology systems and resultant interruptions in service;

significant changes in senior management;

Company share repurchases; or

stock splits or dividend information.

It is not possible to define all categories of material information, and you should recognize that the public, the media and the courts may use hindsight in judging what is material. Therefore, it is important to “play it safe” and assume information is material if there is any doubt. You may also consult with the Compliance Officer. The “Compliance Officer” means the Company’s Director, Legal Affairs; provided that in the event the Director, Legal Affairs is unavailable, the Company’s Chief Financial Officer shall be authorized to serve as the Compliance Officer in the interim or to designate another person as the Compliance Officer.

Information is “non-public” if it is not generally known or available to the public. Information may still be non-public even though it is widely known within the Company.

Release of information to the media does not immediately mean the information has become publicly available. Information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb and evaluate it. Ordinarily, information about the Company should not be considered public until at least two full trading days have passed following its formal release to the market.

4. Trading While in Possession of MNPI is Prohibited

4.1 You are prohibited from engaging in any transaction in the Company’s securities (including gifts or other transfers without consideration, such as partnership distributions) while aware of MNPI about the Company. It makes no difference whether or not you relied upon or used MNPI in deciding to trade–if you are aware of MNPI about the Company, the prohibition applies.

This prohibition covers virtually all transactions in securities of the Company. If you have any question regarding whether a transaction is prohibited under this policy, contact the Compliance Officer. In this regard, the term “securities” includes common stock, options to purchase common stock, debt securities, preferred stock and derivative securities, such as put and call options, warrants, swaps, caps and collars, and the term “transactions” includes purchases, sales, pledges, hedges, loans and gifts of the Company’s securities, as well as other direct or indirect transfers of the Company’s securities. This prohibition extends to trades of the Company’s securities in which you have any “beneficial” or other interest, or over which you exercise investment control, including: (i) transactions in the Company’s securities held in joint accounts or accounts of persons or entities controlled directly or indirectly by you; (ii) transactions in the Company’s securities for which you act as trustee, executor or custodian; and (iii) transactions in any other account or investment involving in any way any of the Company’s securities over which you exercise any direct or indirect control.

4.2 For the avoidance of doubt, this prohibition applies to the subsequent sales of the Company’s securities issued pursuant to equity awards, and the Company’s Employee Stock Purchase Plan (“ESPP”), as well broker-assisted sales for the purpose of generating the cash needed to cover the costs of options exercises and/or tax withholding. In addition, your decision to participate in the ESPP and any decision to change your election under the ESPP should not be made while you are in possession of MNPI.

4. 3 You are also prohibited from engaging in transactions in securities (as broadly defined as such terms are in the second paragraph of Section 4.1) of other companies with which the Company has a business relationship while aware of material non-public information about those companies. In particular, information learned in connection with your work on transactions or relationships between the Company and another publicly-traded company may constitute MNPI about the other company. Such MNPI may include negotiations over mergers, acquisitions, divestitures or renewal or termination of significant contracts or other arrangements.

4.4 These prohibitions do not apply to:

4.4.1 The exercise of stock options or option-like awards if the exercise price is paid in cash or through the Company withholding a portion of the shares underlying the options.

4.4.2 The Company’s withholding of shares underlying equity awards to satisfy tax withholding requirements.

4.4.3 The purchase of shares under the ESPP.

4.4.4 Trades made pursuant to a valid “10b5-1 plan” as described in the Company’s 10b5-1 Plan Guidelines and approved by the Compliance Officer as described in Section 8 below.

4.4.5 Transfers by will or the laws of descent and distribution or transfers for tax planning purposes in which your beneficial ownership and pecuniary interest in the transferred securities does not change.

4.4.6 Transactions otherwise prohibited by this policy if, prior to the transaction, the Compliance Officer determines that the transaction is not inconsistent with the purposes of this policy and exceptional circumstances apply.

4.4.7 The existence of a personal financial emergency does not excuse you from compliance with this policy and will not be the basis for an exception to the policy under Section 4.4.6 or otherwise for a transaction that is not inconsistent with the purposes of the policy.

5. Disclosure of MNPI is Prohibited; No “Tipping”

You may not disclose MNPI about the Company or any other company with which the Company has a business relationship to others, make recommendations or express opinions to others about investments in or the prospects of the Company or those companies while in possession of this information, or otherwise make unauthorized disclosure or use of this information. Use of such information other than for legitimate business purposes of the Company violates Company policy and the terms of applicable confidentiality agreements. This practice, known as “tipping”, also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain or intend to gain any benefit from another’s trading or the disclosure or use of such information.

Any written or verbal statement that would be prohibited under the law or under this policy is equally prohibited if made on electronic bulletin boards, chat rooms, blogs, websites or any other form of social media, including the disclosure of MNPI about the Company or with respect to other companies that you learn through your work with the Company. See the Company’s Corporate Communications and Social Media Policy for the full set of guidelines regarding communications.

6. Other Prohibited Transactions

You and any person acting on your behalf may not:

6.1 Engage in short sales of the Company’s securities (sales of securities that are not then owned), including “sales against the box” (short sales not exceeding the number of shares already owned).

6.2 Trade in derivatives of the Company’s securities, such as exchange-traded put or call options and forward transactions.

6.3 Purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars or exchange funds) or otherwise engaging in any transactions that hedge or offset any decrease in the market value of the Company’s securities or limit your ability to profit from an increase in the market value of the Company’s securities.

6.4 Holding the Company’s securities in a margin account or pledging the Company’s securities as collateral for a loan unless the pledge has been approved by the Compliance Officer.

6.5 Except under valid 10b5-1 plans as described in the Company’s 10b5-1 Plan Guidelines and approved by the Compliance Officer as described in Section 8 below, establish standing or limit orders for transactions in the Company’s securities for more than three (3) business days.

7. Blackout Periods; Pre-clearance of Transactions

Except under valid 10b5-1 plans as described in the Company’s 10b5-1 Plan Guidelines and approved by the Compliance Officer as described in Section 8 below:

7.1 No Covered Person may engage in transactions in the Company’s securities during a quarterly blackout period, regardless of whether they are then actually aware of MNPI.

A quarterly blackout period is in effect with respect to each quarterly earnings announcement, starting on the 15th day of the third month of each fiscal quarter (provided, if the 15th day of the month is not a business day, then the next business day) and ending when two (2) full trading days have passed following the public announcement of the Company’s quarterly financial results.

7.2 In addition to quarterly blackout periods applicable to certain Covered Persons, from time to time the Company or the Compliance Officer may decide to impose an event-specific blackout period on those who are aware of particular information that the Company or the Compliance Officer determines to be MNPI. This kind of blackout may be imposed in connection with a potential acquisition, a financial analyst conference, anticipated positive or negative earnings surprises or other material developments. If you are subject to an event-specific blackout period, you may not engage in transactions in the Company’s securities until notified that the blackout period has ended.

The existence of an event-specific blackout will not be generally announced. If you are covered by the event-specific blackout, you will be notified by the Compliance Officer. Any person made aware of an event-specific blackout should not disclose the existence of the blackout to anyone else.

7.3 Pre-clearance of Transactions

7.3.1 Each Covered Person must refrain from engaging in transactions in the Company’s securities, even at times other than the “quarterly blackout periods” and “event- specific blackout periods” discussed above, without first submitting a request for pre-clearance to the Compliance Officer and having it approved. If you are a Covered Person, you should submit a request prior to commencing any transaction, including but not limited to sales, purchases, option exercises, gifts or other transactions in the Company’s securities.

7.3.2 If you are a Covered Person, you will be notified from time to time by the Compliance Officer of the pre-clearance and other procedures applicable to you.

7.3.3 Covered Persons will be permitted to proceed with a proposed transaction only after the Compliance Officer has pre-cleared it and communicated her approval in writing or via e-mail. If you are a Covered Person and your transaction is pre-cleared in accordance with this policy and the Company’s 10b5-1 Plan Guidelines, you will then have two business days to effect the transaction (or, if sooner, before commencement of a quarterly or other blackout period). If you become aware of MNPI after receiving pre-clearance, but before the transaction has been executed, you must not effect the pre-cleared transaction.

7.3.4 The Compliance Officer is under no obligation to approve a request under the pre- clearance and may determine to reject any request, even if the proposed transaction would not violate the federal securities laws or a specific provision of this policy.

7.3.5 Approval of any request under these pre-clearance procedures does not insulate you from liability under the securities laws. Under the law, the ultimate responsibility for determining whether an individual is aware of MNPI about the Company rests with that individual in all cases.

8. 10b5-1 Plans

SEC Rule 10b5-1(c) provides an affirmative defense to an allegation that a trade has been made on the basis of MNPI. Persons who establish written trading plans under this rule (commonly referred to as “10b5-1 plans”) in advance of the trade and while not in possession of MNPI can avail themselves of this defense. These plans can be useful in enabling insiders to plan ahead without fear that they might become exposed to MNPI that will prevent them from trading.

Transactions executed under valid pre-approved 10b5-1 plans are not subject to the pre- clearance procedures and trading prohibitions, including the quarterly or event-specific blackout periods, under this policy.

To qualify as a 10b5-1 plan, the plan must be approved in advance in writing by the Compliance Officer, and you should allow at least three (3) business days for that approval. Such plans must comply with the Company’s 10b5-1 Plan Guidelines, including this policy and other Company policies, as may be amended from time to time, and the person establishing the 10b5-1 plan must certify to the Compliance Officer in writing, no earlier than two (2) business days prior to the date that the plan is formally established, that (i) such person is not in possession of MNPI concerning the Company or its securities; and

the plan complies with the requirements of SEC Rule 10b5-1(c), including without limitation the certification that it is being entered into in good faith and not as part of a plan or scheme to evade the prohibitions of SEC Rule 10b-5 and the ongoing requirement that the person who enters into the 10b5-1 plan must act in good faith with respect to such plan. The Compliance Officer has established the guidelines for 10b5-1 plans attached hereto as Appendix A, which may be amended from time to time. For more information about how to establish a 10b5-1 plan and applicable guidelines for the adoption and administration of such plans, please contact the Compliance Officer.

The Compliance Officer is under no obligation to approve any submitted 10b5-1 plan and may determine to reject any plan, even if it complies with SEC Rule 10b5-1(c) and otherwise complies with this policy.

9. Inquiries

Any questions about this policy, its application to a proposed transaction, or the requirements of applicable laws should be directed to the person listed on Exhibit A.

EXHIBIT A: Contact Information

Vice President, Legal Affairs

Name: Nicole Valdivieso

Address: HCW Biologics Inc., 2929 N Commerce Parkway, Miramar, FL 33025

Telephone No: (office) 954-842-2024 X-205

Email address: NicoleValdivieso@HCWBiologics.com or Legal@HCWBiologics.com

APPENDIX A

HCW BIOLOGICS INC.

10B5-1 PLAN GUIDELINES

Under certain conditions, HCW Biologics Inc.’s Insider Trading Policy (the “Insider Trading Policy”) permits transactions in the Company’s securities by Covered Persons thereunder (“insiders”) pursuant to a written contract, letter of instruction or plan that complies with SEC Rule 10b5-1(c) as adopted by the SEC. These 10b5-1 Plan Guidelines provide further guidance for persons wanting to establish a 10b5-1 plan (the “Trading Plan”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Insider Trading Policy.

1. Good Faith

You must act in good faith with respect to your Trading Plan approved under the Insider Trading Policy. Your failure to act in good faith with respect to a Trading Plan, including with respect to modifications and terminations, will cause the plan to no longer comply with Rule 10b5-1 and the Insider Trading Policy and potentially cause your prior transactions in the Company’s securities thereunder to violate the Insider Trading Policy.

2. Trades Outside the Trading Plan

Insiders should not enter into a Trading Plan unless they intend to abide by it. Any trades outside the Trading Plan may mitigate the benefits of the Trading Plan. Consequently, insiders should not make trades (other than as expressly permitted by the Insider Trading Policy) outside of a Trading Plan while a Trading Plan is in effect.

3. Trading Plan Adoption Modification or Termination; Good Faith Considerations

Section 9 of the Insider Trading Policy sets forth the requirements for entering into a Trading Plan. The same requirements and provisions apply to any modification of a 10b5-1 Plan. Any questions regarding proposed modifications to, other than pursuant to the existing terms of, a 10b5-1 Plan should be directed to the Compliance Officer.

While Rule 10b5-1 does not expressly forbid the early termination of an Trading Plan, the SEC has made clear that once a Trading Plan is terminated, the affirmative defense may not apply to any trades that were made pursuant to that plan if such termination calls into question whether the good faith requirement was met or whether the plan was part of a plan or scheme to evade Rule 10b-5 under the Securities Exchange Act of 1934, as amended. The risk associated with terminating a plan increases if the insider promptly engages in market transactions or adopts a new Trading Plan. Such behavior could arouse suspicion that the insider is modifying trading behavior in order to benefit from MNPI. Accordingly, insiders are encouraged to not terminate a Trading Plan except in unusual circumstances. For similar reasons, insiders are encouraged to avoid frequent modifications of Trading Plans. Insiders are required to provide prompt notice of termination of any Trading Plan to the Compliance Officer. Furthermore, the Company recommends that insiders refrain from engaging in new transactions in the Company’s securities or entering into a new Trading Plan for sixty (60) days following a termination of a prior Trading Plan other than pursuant to the terms of such plan.

4. Company Approval

The Trading Plan, including any modification or termination thereof, must be submitted to the Compliance Officer for approval, who will (i) review the Trading Plan for its compliance with the Insider Trading Policy and these guidelines, (ii) review the Trading Plan for compliance with SEC Rule 10b5-1(c), and confirm that transactions under the Trading Plan are to be consummated through a broker that is acceptable to the Company.

5. Trading Plan Effective Date

The Trading Plan must be subject to a “cooling off” period pursuant to which no trading may commence after the Trading Plan is adopted until:

with respect to directors and officers, the expiration of the later of ninety (90) days after the adoption of the Trading Plan, or (ii) two (2) business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted, not to exceed one hundred and twenty (120) days following adoption of the Trading Plan; and

with respect to other Covered Persons, thirty (30) days after the adoption of the Trading Plan.

6. Overlapping Plans

Under Rule 10b5-1, insiders may not have more than one (1) Trading Plan in operation at any given time, subject to certain limited exceptions. Consult with the Compliance Officer to discuss whether any of these exceptions may apply to your situation, particularly if you wish to enter into a new Trading Plan under which trades will commence shortly after an existing Trading Plan would terminate in accordance with its terms.

7. Single-Trade Plans

Insiders may not enter into a Trading Plan that is designed to transact the total amount of the Company’s securities subject to the Trading Plan as a single transaction (a “Single-Trade Plan”), unless: (i) the insider has not, during the prior twelve (12)-month period, entered into another Trading Plan of the same design; and (ii) such other Trading Plan was eligible to receive the affirmative defense under Rule 10b5-1.

8. Specific Trading Schedules

The Company encourages trading schedules to provide for a pattern of regular trades occurring over time to minimize any inference that the insider sought to exploit material, nonpublic information and avoids the occasional high-volume sales that, if they turn out to precede bad news, might concern the SEC and private securities class action plaintiffs.

If the specified number of shares is not sold on a designated date for sale pursuant to a trading schedule, the unsold shares may be added to the order(s) for the following designated date of sale on a trading schedule; provided that the number of shares added to the subsequent date of sale on the trading schedule shall be limited to no more than the number of shares originally intended to be sold on this subsequent date of sale.

For example, if an individual has 5,000 aggregated, unsold shares under the plan but the trading schedule provides for only 1,000 shares to be sold per trading interval, the aggregation feature outlined in this Section 6.3 shall allow for trading of up to

2,000 shares in each trading interval thereafter until such time as the 5,000 aggregated, unsold shares under the trading plan have been sold.

9. Plan Suspension & Termination

Trading Plans should include a provision that automatically suspends trading under the plan upon notice of suspension from the Company triggered by certain events. Events contemplated by such notice include underwritten public offerings by the Company and acquisition of the Company.

Trading Plans should also include a provision automatically terminating the plan at some future date.

In addition, any Trading Plan must provide for automatic termination in the event of death, a personal bankruptcy filing, the filing of a divorce petition, employment termination (in which case such automatic termination will occur at the beginning of the next open trading window), the last scheduled sale of shares, the public announcement of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the shares of the Company into shares of another company, or the conversion of the Company’s securities into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part).

10. Plan Brokers

Unless otherwise approved by the Compliance Officer and Chief Financial Officer, all Trading Plans must be implemented through a broker included in a list approved by the Compliance Officer. The Compliance Officer may amend this list from time to time.

An insider must not communicate any material, nonpublic information about the Company to the broker, or attempt to influence how the broker exercises his or her discretion in any way.

11. Reporting & Compliance Issues

Insiders must still comply with SEC Rule 144, Section 16 (“Section 16”) of the Securities Exchange Act of 1934, as amended, and all applicable reporting requirements. As such, Section 16 Persons should provide to the Compliance Officer an analysis of how the proposed trades under the Trading Plan comply with SEC Rule 144 and do not result in short-swing profits under Section 16. Trading Plans for

Section 16 Persons should include a provision stating that the insider will deliver to the Trading Plan broker Form 144s, and any other forms requested by the broker and authorize the broker to electronically file the Form 144s on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system and to notify the Company, of all trades on the insider’s behalf to ensure a Form 4 is filed in the required two business days.

INSIDER TRADING POLICY ACKNOWLEDGMENT

I certify that I have read, understand and agree to comply with HCW Biologics Inc.’s Insider Trading Policy. I agree that I will be subject to sanctions imposed by the Company, in its discretion, for violation of the Policy, and that the Company may give stop-transfer and other instructions to the Company’s transfer agent against the transfer of Company securities as necessary to ensure compliance with the Policy. I acknowledge that one of the sanctions to which I may be subject as a result of violating the Policy is termination of my employment, including termination for cause, or if I am a director, removal from the Board.

Date: Signature:

Printed Name: